2nd Floor, S.E. Pearman Building

9 Par-la-Ville Road,

Hamilton, HM 11 Bermuda

January 22, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Kevin Dougherty

Golar LNG Partners LP
Registration Statement on Form F-3 (File No. 333-235614)

Dear Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golar LNG Partners LP hereby requests acceleration of the effectiveness of the above-captioned Registration Statement to 4:00 p.m. on January 24, 2020, or as soon thereafter as practicable.  Please contact Catherine Gallagher of Baker Botts L.L.P., at (202) 639-7725, with any questions you may have concerning this request.

[Signature page follows.]

Very truly yours,

Golar LNG Partners LP

By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Principal Executive and Financial Officer